Filed by TriState Capital Holdings, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TriState Capital Holdings, Inc.
(Commission File No.: 001-35913)

The following email was sent from Tim Riddle, Chief Executive Officer, to employees of Chartwell Investment Partners, LLC on October 20, 2021.

To my fellow Chartwellians,

Just a few minutes ago, a public announcement was made concerning the acquisition of TriState Capital Holdings (TSC), by Raymond James Financial (RJF). We just emailed a summary of this announcement to our clients --- see below. There is also a link to TSC’s investor relations site, which will access the joint, deal announcement by Raymond James and TriState. Chartwell will become an affiliate of RJF’s asset management firm, Carillon Tower Advisers. As an affiliate, Chartwell will continue to operate independently and we will work with the professionals at Carillon Tower to find ways to jointly leverage the many talents within our organizations. Note --- the transaction is expected to close in the first half of next year.

I suspect that this announcement is quite a surprise to many of you. RJF has plenty of capital to support TSC’s loan growth and they seem to be an ideal cultural fit for us as well. Carillon Tower has (5) investment firms already operating under their umbrella. They understand our business --- a sig advantage, and if all goes according to plan, they will assist us in growing our existing products and in developing and launching add’l products.

I am in Pittsburgh through mid-day tomorrow and when I return, we will hold an in-person meeting in our office, at 4:15 pm, in conference rooms one & two and we will open the same conference line --- 866-517-5080 (120597 = PIN) for those interested in discussing the deal. Obviously we do not have all of the specific details, but we will attempt to answer as many questions as we can.

At the end of the day, this should be a very good opportunity for Chartwell. We will be aligned with investment professionals, who have a keen understanding of our business, are prepared to assist us in our efforts to organically grow Chartwell and --- most importantly --- have a strong desire to preserve our unique culture.

Talk soon.

Tim

Important Information About the Transaction and Where to Find It
Pelican intends to file a registration statement on Form S-4 with the SEC to register the shares of Pelican’s common stock and preferred stock that will be issued to TriState Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital that also constitutes a prospectus of Raymond James. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James or TriState Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James or TriState Capital at:

Raymond James Financial
880 Carillon Parkway
Saint Petersburg, FL 33716
Attention: Investor Relations

TriState Capital Holdings
301 Grant Street, Suite 2700
Pittsburgh, PA 15219
Attention: Investor Relations

Before making any voting or investment decision, investors and security holders of Raymond James and TriState Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation
Raymond James, TriState Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James can be found in Raymond James's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James with the SEC. Information about the directors and executive officers of TriState Capital can be found in TriState Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 17, 2021, and other documents subsequently filed by TriState Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.

October 20, 2021

Dear Friends,

I am writing to inform you that the parent company of Chartwell Investment Partners, TriState Capital Holdings (NASDAQ: TSC), has agreed to be acquired by Raymond James Financial, Inc. (NYSE: RJF), a leading diversified financial services company, headquartered in St. Petersburg, Florida. A press release, summarizing the transaction, is being jointly issued by the companies and will be available at http://investors.tristatecapitalbank.com/news.

As many of you know, Chartwell has operated as the asset management subsidiary of TriState, since March of 2014. Under the ownership of Raymond James, Chartwell will continue to operate independently, as an affiliate of Carillon Tower Advisers, the $77 billion asset management subsidiary of Raymond James. The essence of Carillon Tower’s affiliated model is investment team and client service team independence, which will allow our talented professionals to continue to focus on achieving the objectives of our clients. Chartwell’s compensation and incentive programs, which are key elements in retaining our professionals, will remain in-place and we will continue to operate under the Chartwell Investment Partner banner.

The acquisition is subject to customary closing conditions, including regulatory approvals and approval by TriState Capital Holdings shareholders. We will be contacting you in the coming days to provide additional details and to address any questions that you may have concerning the transaction. Formal consent requests will be sent to you in the next week to ten days.

In closing, I speak for all of my Chartwell colleagues when I tell you how enthusiastic we are to be partnering with Carillon Tower and Raymond James. We look forward to speaking with you directly in the coming days and we thank you for you continued trust in Chartwell Investment Partners.

Sincerely,
Tim